Exhibit 99.1

China Hydroelectric Corporation Announces Dismissal of Complaint

Against Shareholder Group

NEW YORK, September 21, 2012 /PRNewswire-Asia-FirstCall China Hydroelectric Corporation (NYSE: CHC, CHCWS) (the “Company”), an owner, developer and operator of small hydroelectric power projects in the People’s Republic of China, today announced that it has dismissed the complaint (the “Complaint”) it filed in the United States District Court for the Southern District of New York against NewQuest Capital Management (Cayman) Limited, NewQuest Asia Fund I (G.P.) Ltd., NewQuest Asia Fund I, L.P., CPI Ballpark Investments Ltd, Swiss Re Financial Products Corp., China Environment Fund III, L.P., China Environment Fund III Management, L.P., China Environment Fund III Holdings Ltd., Donald C. Ye, Shelby Chen, Michael Li, Larry Zhang, Ian Zhu, Aqua Resources Asia Holdings Limited, Aqua Resources Fund Limited, FourWinds Capital Management, Abrax, Abrax Limited, IWU International Ltd. (collectively the “Shareholder Group”). The Company dismissed the Complaint against the Shareholder Group without prejudice as a precursor to the Company and the Shareholder Group entering into good faith negotiations to resolve the current proxy dispute.

About China Hydroelectric Corporation

China Hydroelectric Corporation (NYSE: CHC, CHCWS) (the “Company”) is an owner and operator of small hydroelectric power projects in China. Through its geographically diverse portfolio of operating assets, the Company generates and sells electric power to local power grids. Led by an international management team, the Company’s primary business is to identify, evaluate, acquire, develop, construct and finance hydroelectric power projects. The Company currently owns 26 operating hydropower stations in China with total installed capacity of 548 MW, of which it acquired 22 operating stations and constructed four. These hydroelectric power projects are located in four provinces: Zhejiang, Fujian, Yunnan and Sichuan. Hydropower is an important factor in meeting China’s electric power needs, accounting for approximately 22% of total nation-wide capacity.

For further information about China Hydroelectric Corporation, please visit the Company’s website at http://www.chinahydroelectric.com.

For further information, please contact:

Company:	Investor Relations firm:

John E. Donahue, VP of Investor Relations	Scott Powell, Senior Vice President
China Hydroelectric Corporation	MZ Group
Phone: +1-646-467-9810	Phone: +1-212-301-7130
Email: john.donahue@chinahydroelectric.com	Email: scott.powell@mzgroup.us